Exhibit 3.1

CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION

OF

BANYAN RAIL SERVICES INC.

Banyan Rail Services Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

1.       This Certificate of Amendment (the “Certificate of Amendment”) amends the provisions of the Corporation’s Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”).

2.       That the Board of Directors of the Corporation (the “Board”), in an action by unanimous written consent dated April 28, 2017, duly adopted a resolution setting forth proposed amendments to the Certificate of Incorporation, declaring said amendments to be advisable and stating that said amendments be presented to the stockholders of the Corporation for their consideration. The resolution setting forth the proposed amendments is as follows:

RESOLVED, that, as set forth below, the Board hereby proposes that Article First of the Corporation’s Certificate of Incorporation, be amended in its entirety to change the name of the Corporation as set forth below:

“FIRST: The name of the Corporation is MedAmerica Properties Inc.”

RESOLVED FURTHER, that, as set forth below, the Board hereby proposes that a new Section (f) be added to the end of Article Third of the Certificate of Incorporation to effectuate a one-for-ten reverse stock split (the “Reverse Stock Split”) of the Corporation’s common stock, with each share that would otherwise be converted into a fractional share as a result of the Reverse Stock Split rounded to the nearest whole share:

THIRD: (f) Reverse Stock Split. Each outstanding share of Common Stock as of April 28, 2017 (the “Split Date”) shall be exchanged for 1/10 of a share of Common Stock. Each certificate that prior to the Split Date represented shares of Common Stock shall then represent the number of shares of Common Stock into which such shares are split hereby; provided, however, that each person holding of record a stock certificate or certificates that prior to the Split Date represented shares of Common Stock shall receive, upon surrender of each such certificate or certificates, a new certificate or certificates, representing the number of shares of Common Stock to which such person is entitled. No new certificates representing fractional shares will be issued. Instead, each share of stock that would otherwise be converted into fractional shares as a result of the stock split will be rounded to the nearest whole share.

3.       That, thereafter, in accordance with Section 228 of the General Corporation Law of the State of Delaware, said amendments to the Certificate of Incorporation were duly adopted by written consent of the holders of a majority of the outstanding stock of the Corporation entitled to vote on the matter;

4.       That said amendments were duly adopted in accordance with the applicable provisions of Section 242 of the General Corporation Law of the State of Delaware; and

5.       All other provisions of the Certificate of Incorporation shall remain in full force and effect.

[Signature Page Follows]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its duly elected officer on the 15th day of June, 2017.

Banyan Rail Services Inc.

By:	/s/ Christopher J. Hubbert
Name:	Christopher J. Hubbert
Its:	Secretary

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